Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility (“PDMRs”):

The Company was notified on 27 May 2009 that, on 22 May 2009, Guy Elliott (a Director) acquired 221 ordinary shares in the capital of the Company at a price of £5.53 per share through participation in the Final Dividend 2008 Dividend Re-Investment Plan.

Following this transaction, Guy Elliott now has an interest in 11,334 shares.

The Company was notified on 27 May 2009 that, on 22 May 2009, Tony Fernandez (a PDMR) acquired 659 ordinary shares in the capital of the Company at a price of £5.53 per share through participation in the Final Dividend 2008 Dividend Re-Investment Plan.

The Company was notified on 26 May 2009 that, on 26 May 2009, Chris Van Steenbergen (a PDMR) acquired 25 ordinary shares in the capital of the Company at a price of £5.50 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

27 May 2009